UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement
Under Section 14(d)(4) of the Securities Exchange Act of 1934

(Amendment No. 2)

Sauer-Danfoss Inc.

(Name of Subject Company)

Sauer-Danfoss Inc.

 (Name of Person Filing Statement)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

804 137 107

(CUSIP Number of Class of Securities)

Kenneth D. McCuskey
Sauer-Danfoss Inc.
2800 E. 13th Street
Ames, Iowa 50010

(515) 239-6000

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Thomas W. Christopher
Jeffrey D. Symons
Kirkland & Ellis LLP
601 Lexington Avenue
New York, New York 10022
(212) 446-4800

☐      Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 2 (“Amendment No. 2”) to the Schedule 14D-9, filed with the Securities and Exchange Commission (the “SEC”) on April 5, 2010, amends and supplements the Schedule 14D-9 filed with the SEC on March 19, 2010 by Sauer-Danfoss Inc., a Delaware corporation (the “Company”), as subsequently amended and supplemented (the “Schedule 14D-9”), relating to the tender offer by Danfoss Acquisition, Inc., a Delaware corporation (“Purchaser”) and a wholly-owned subsidiary of Danfoss A/S, a stock corporation duly incorporated and existing pursuant to Danish law (“Danfoss”), to purchase all of the issued and outstanding shares of Company Common Stock not already owned by Danfoss and its subsidiaries (collectively, the “Danfoss Group”) at a price of $13.25 per share (the “Offer Price”), net to seller in cash, without interest and less any required withholding taxes, and upon the terms and subject to the conditions set forth in Purchaser’s Offer to Purchase, dated March 10, 2010, as subsequently amended and supplemented (the “Offer to Purchase”), and the related Letter of Transmittal (which, together with the Offer to Purchase and any amendments or supplements thereto, collectively constitute the “Offer”).

The information in the Schedule 14D-9 is incorporated in this Amendment No. 2 by reference to all of the applicable items in the Schedule 14D-9, except that such information is hereby amended and supplemented to the extent specifically provided herein.  Capitalized terms used herein without definition shall have the respective meanings specified in the Schedule 14D-9.

Item 4.  The Solicitation or Recommendation.

Solicitation Recommendation

The first sentence of the first paragraph in the subsection “Solicitation Recommendation” is deleted in its entirety and replaced with the following:

The Company, upon the unanimous advice and recommendation of the Special Committee, upon consultation with its financial and legal advisors, has determined that the Offer, as described in the Offer to Purchase included in the Schedule TO filed by Danfoss and Purchaser on March 10, 2010, as subsequently amended and restated, is substantively and procedurally fair to the unaffiliated stockholders of the Company.

Background of the Offer

The second sentence of the 36th paragraph (the paragraph beginning “On the morning of February 9, 2010…”) of the subsection “Background of the Offer” is deleted in its entirety and replaced with the following:

Lazard reported on its most recent conversation with Ladenburg and Lazard indicated that while it could not say definitively without consulting its fairness opinion committee, it was likely that, if asked, it could deliver an opinion that an offer price of $12.75 per share would be fair, from a financial point of view, to the Company’s unaffiliated stockholders.

The second sentence of the 41st paragraph (the paragraph beginning “In the afternoon of February 11, 2010…”) of the subsection “Background of the Offer” is deleted in its entirety and replaced with the following:

During the meeting, Lazard again indicated that while it could not say definitively without consulting its fairness opinion committee, it was likely that, if asked, it could deliver an opinion that an offer price of $12.75 per share would be fair, from a financial point of view, to the Company’s unaffiliated stockholders and K&E reported on its discussions with Reed Smith.

The fourth sentence of the 47th paragraph (the paragraph beginning “On the morning of February 25, 2010…”) of the subsection “Background of the Offer” is deleted in its entirety and replaced with the following:

Lazard indicated that, in light of the Updated Revised 2010 Projections, it did not know if it would be able to, if asked, deliver an opinion to the Special Committee that an offer price of $12.75 per share is fair, from a financial point of view, to the Company’s unaffiliated stockholders.

The third sentence of the 49th paragraph (the paragraph beginning “On March 2, 2010…”) of the subsection “Background of the Offer” is deleted in its entirety and replaced with the following:

Lazard indicated that, in light of the Updated Management Projections, it did not know if it would be able to, if asked, deliver an opinion to the Special Committee that an offer price of $12.75 per share is fair, from a financial point of view, to the Company’s unaffiliated stockholders.

The second sentence of the 50th paragraph (the paragraph beginning “On March 3, 2010…”) of the subsection “Background of the Offer” is deleted in its entirety and replaced with the following:

Lazard indicated that, in light of the Updated Management Projections, it did not know if it would be able to, if asked, deliver an opinion to the Special Committee that an offer price of $12.75 per share is fair, from a financial point of view, to the Company’s unaffiliated stockholders.

The second sentence of the 51st paragraph (the paragraph beginning “On the morning of March 4, 2010…”) of the subsection “Background of the Offer” is deleted in its entirety and replaced with the following:

Reed Smith stated that Danfoss did not know what offer price the Special Committee would be willing to recommend to the Company’s stockholders and with respect to which Lazard could deliver an opinion to the Special Committee that such price is fair, from a financial point of view, to the Company’s unaffiliated stockholders.

The 52nd paragraph (the paragraph beginning “Later in the afternoon on March 4, 2010…”) of the subsection “Background of the Offer” is deleted in its entirety and replaced with the following:

Later in the afternoon on March 4, 2010, Ladenburg called Lazard and stated that, if the Special Committee was willing to recommend an offer price of $13.25 to the Company’s stockholders and Lazard was prepared to deliver to the Special Committee an opinion that the offer price is fair, from a financial point of view, to the Company’s unaffiliated stockholders, Danfoss would proceed with an offer at that price.

The second sentence of the 53rd paragraph (the paragraph beginning “On the morning of March 5, 2010…”) of the subsection “Background of the Offer” is deleted in its entirety and replaced with the following:

Lazard reported on its conversations the prior day with Ladenburg and, most importantly, that if the Special Committee was willing to recommend an offer price of $13.25 per share to the Company’s stockholders and Lazard was prepared to deliver to the Special Committee an opinion that the offer price is fair, from a financial point of view, to the Company’s unaffiliated stockholders, Danfoss would proceed with an offer at that price.

The third sentence of the 53rd paragraph (the paragraph beginning “On the morning of March 5, 2010…”) of the subsection “Background of the Offer” is deleted in its entirety and replaced with the following:

Lazard indicated that while it could not say definitively without consulting its fairness opinion committee, it was likely that, if asked, it could deliver an opinion that an offer price of $13.25 per share is fair, from a financial point of view, to the Company’s unaffiliated stockholders.

The last sentence of the 53rd paragraph (the paragraph beginning “On the morning of March 5, 2010…”) of the subsection “Background of the Offer” is deleted in its entirety and replaced with the following:

Reed Smith indicated that Danfoss was willing to commit in writing to the Special Committee that it would commence the offer at an offer price of $13.25 per share and on the other material terms and conditions set forth in draft tender offer materials provided by Reed Smith to K&E on March 5, 2010 if the Special Committee confirmed that it would recommend the offer price to the Company’s stockholders and Lazard would be prepared to deliver to the Special Committee an opinion that the offer price is fair, from a financial point of view, to the Company’s unaffiliated stockholders.

The second sentence of the 54th paragraph (the paragraph beginning “On March 8, 2010…”) of the subsection “Background of the Offer” is deleted in its entirety and replaced with the following:

Lazard reported that its fairness opinion committee had approved the delivery to the Special Committee of an opinion that, as of that date, and based upon and subject to the assumptions, procedures, factors, qualifications and limitations described in the opinion, the proposed offer price of $13.25 per share is fair, from a financial point of view, to the unaffiliated holders of shares of Company Common Stock.

The last sentence of the 54th paragraph (the paragraph beginning “On March 8, 2010…”) of the subsection “Background of the Offer” is deleted in its entirety and replaced with the following:

The Special Committee thereafter determined that the Offer was substantively and procedurally fair to the unaffiliated stockholders of the Company and resolved to recommend that the Company’s stockholders accept the offer and tender their shares to Danfoss pursuant to the Offer.

The second sentence of the 56th paragraph (the paragraph beginning “On the morning of March 9, 2010…”) of the subsection “Background of the Offer” is deleted in its entirety and replaced with the following:

Danfoss’ press release stated, among other things, the material terms and conditions of the offer and that Danfoss has been informed that the Special Committee, based on written assurances from Danfoss that the offer would be made at the price, and on the other terms and conditions set forth in the tender offer materials, a copy of which had been provided to and reviewed by representatives of the Special Committee, to recommend to the Company’s unaffiliated stockholders that they accept the offer and tender their shares to Danfoss pursuant to the offer.

Reasons for the Recommendation of the Special Committee

The first sentence of the paragraph entitled “Lazard Opinion and Analysis.” is deleted in its entirety and replaced with the following:

The Special Committee took into account the discussion materials of Lazard and the opinion of Lazard dated March 10, 2010 to the effect that, as of such date and based upon and subject to the assumptions, procedures, factors, qualifications and limitations described in the opinion, the Offer Price was fair, from a financial point of view, to the unaffiliated holders of shares of Company Common Stock.

The following is added after the last sentence of the paragraph entitled “Lazard Opinion and Analysis.”:

.  After consideration, the Special Committee adopted the opinion of Lazard and the discussions and analysis underlying such opinion.

The paragraph entitled “Special Committee Formation and Arm’s-Length Negotiations.” is deleted in its entirety and replaced with the following:

•                  Special Committee Formation and Arm’s-Length Negotiations.  The Special Committee also considered the fact that the Offer and the other transactions contemplated by the Offer to Purchase were the product of arm’s-length negotiations between Danfoss and the Special Committee, and the Offer Price represents an increase by approximately 31.2% over the initial proposed offer price of $10.10 per share. The Special Committee is comprised solely of independent outside directors of the Company and none of the members of the Special Committee is employed by or affiliated with the Company (except in their capacities as directors of the Company) or the Danfoss Group. The Special Committee also consulted its own independent legal and financial advisors in connection with its evaluation of the Offer and its negotiations with Danfoss. Based on its negotiations with Danfoss, the Special Committee believed the Offer Price represented the highest price that Danfoss would be willing to pay in acquiring the shares of Company Common Stock at this time. The Special Committee also considered Danfoss’ public statements that it would not consider selling its majority shareholding in the Company.  Other than establishing and authorizing the Special Committee to act solely on behalf of the unaffiliated stockholders of the Company for purposes of negotiating the terms of the Offer and/or evaluating the substantive and procedural fairness of the Offer, a majority of directors who are not employees of the Company did not retain an unaffiliated representative to act solely on behalf of unaffiliated security holders.  The Company determined that the Special Committee is better suited to determine the substantive and procedural fairness of the Offer than a majority of the directors of the Board who are not employees of the Company because a number of the directors of the Board who are not employees of the Company are affiliated with the Danfoss Group.  Based upon the foregoing, the Special Committee believes that the Offer is procedurally as well as substantively fair to the unaffiliated stockholders of the Company and resolved to recommend that the Company’s stockholders accept the offer and tender their shares to Danfoss pursuant to the Offer.

The last sentence of the last paragraph in the subsection “Reasons for the Recommendation of the Special Committee” is deleted in its entirety and replaced with the following:

After weighing all of these considerations, the Special Committee determined that the Offer was substantively and procedurally fair to the unaffiliated stockholders of the Company, unanimously approved the terms of the Offer and recommended that stockholders of the Company tender their shares of Company Common Stock in the Offer.

Summary of Financial Analysis and Opinion of the Special Committee’s Financial Advisor

The first paragraph (the paragraph beginning “The Special Committee retained Lazard…”) of the section “Summary of Financial Analysis and Opinion of the Special Committee’s Financial Advisor” is hereby deleted in its entirety and replaced with the following:

The Special Committee retained Lazard to act as financial advisor to the Special Committee and to render an opinion to the Special Committee as to the fairness, from a financial point of view, to the unaffiliated holders of shares of Company Common Stock (other than, if applicable, holders of shares of Company Common Stock as to which dissenters’ rights have been perfected) of the $13.25 per share to be paid to such holders in the Offer and the Second-Step Merger. On March 8, 2010, Lazard rendered its oral opinion to the Special Committee, subsequently confirmed in writing, that, as of such date, and based upon and subject to the assumptions, procedures, factors, qualifications and limitations set forth therein, the Offer Price to be paid to the unaffiliated holders of shares of Company Common Stock (other than, if applicable, holders of shares of Company Common Stock as to which dissenters’ rights have been perfected) in the Offer and the Second-Step Merger was fair, from a financial point of view, to such holders.

The first sentence of the third paragraph (the paragraph beginning “Lazard’s opinion was directed to the Special Committee…”) of the section “Summary of Financial Analysis and Opinion of the Special Committee’s Financial Advisor” is hereby deleted in its entirety and replaced with the following:

Lazard’s opinion was directed to the Special Committee for the information and assistance of the Special Committee in connection with its evaluation of the Offer and the Second-Step Merger and only addressed the fairness, from a financial point of view, to the unaffiliated holders of shares of Company Common Stock (other than, if applicable, holders of shares of Company Common Stock as to which dissenters’ rights have been perfected) of the Offer Price to be paid to such holders in the Offer and the Second-Step Merger as of the date of Lazard’s opinion.

The following subsection is inserted before subsection “Miscellaneous” in the section entitled “Summary of Financial Analysis and Opinion of the Special Committee’s Financial Advisor”:

Other Written Presentations by Lazard

In addition to the presentation made to the Special Committee on March 8, 2010 described above, Lazard also made written presentations to the Special Committee on January 19, 2010 and February 2, 2010.  Each of these presentations has been filed as an exhibit to the Schedule 13E-3 filed with the SEC in connection with the Offer.  None of these other written presentations by Lazard, alone or together, constitute an opinion of Lazard with respect to the Offer Price to be paid in the Offer and the Second Step Merger.

Information contained in these other written presentations is substantially similar to the information provided in Lazard’s written presentation to the Special Committee on March 8, 2010 described above, except that, among other things, Lazard’s analyses were based on management projections as they existed as of the dates of the respective presentations as well as on other information that was available at those times and on Lazard’s preliminary working assumptions at those times. The January 19, 2010 materials contained preliminary valuation analyses, an overview of the work performed by Lazard as of such date, a summary of the initial offer made by Danfoss on December 22, 2009, and an overview of the Company, which included the stock price of the Company over the last five years, the performance of the Company’s stock price since the announcement of the December 22 offer, an ownership profile of the Company and a summary of sales and EBITDA of the Company based on management projections as they existed as of such date.  The February 2, 2010 materials contained preliminary valuation analyses, an overview of the revised offer as of such date and chart detailing the performance of the stock price of the Eaton Corporation and the Parker-Hannifin Corporation since the initial offer on December 22, 2010.  The valuation analyses contained in these other written presentations made by Lazard included, among other things, the following types of valuation analyses:

•              discounted cash flow analysis;

•              selected comparable companies analysis for 2010; and

•              selected precedent transaction analysis

Lazard notes that neither of these other written presentations included a selected comparable companies analysis for 2011 because the information required to perform such analysis was not available at the time of the respective presentations.  In connection with these other written presentations, for illustrative purposes only, Lazard also performed a premium paid analysis, which is identical to the one in the March 8, 2010 presentation.

The financial analyses in these other written presentations were based on the management projections, market, economic and other conditions as they existed as of the dates of the respective presentations as well as other information that was available at those times and Lazard’s preliminary working assumptions at those times.  Accordingly, the results of these financial analyses differed due to changes in those conditions.  Among other things, multiples attributable to selected comparable companies changed as those companies’ stock prices and future earnings estimates changed.  The discounted cash flows analyses changed as the Company’s financial results and management projections (as well as forecasts updated by Company management to reflect actual results) changed.  Finally, Lazard continued to refine various aspects of its financial analyses with respect to the Company over time.

The second sentence of the paragraph beginning “The Offer Price to be paid to the holders of shares of Company Common Stock” of the subsection entitled “Miscellaneous” in the section entitled “Summary of Financial Analysis and Opinion of the Special Committee’s Financial Advisor” is hereby deleted in its entirety and replaced with the following:

Lazard conducted the analyses and reviews summarized above for the purpose of providing an opinion to the Special Committee as to the fairness, from a financial point of view, to the unaffiliated holders of shares of Company Common Stock (other than, if applicable, holders of shares of Company Common Stock as to which dissenters’ rights have been perfected) in the Offer and the Second-Step Merger.

Item 9.  Exhibits.

Item 9 is hereby amended and supplement by adding the following exhibits:

Exhibit No.	Description
(a)(6)	Press Release issued by the Company on April 5, 2010

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

SAUER-DANFOSS INC.

By:	/s/ KENNETH D. MCCUSKEY
	Name:	Kenneth D. McCuskey
	Title:	Vice President and Chief Accounting Officer

Dated:  April 5, 2010